Mail Stop 3561
                                                                  September 13,
2018


    Faxian Qian
    Chief Executive Officer
    JS Beauty Land Network Technology Inc.
    No. 99, Taihu Road
    Yancheng, Jiangsu Province, China

            Re:      JS Beauty Land Network Technology Inc.
                     Amendment No. 1 to Form 10-12G
                     Filed August 29, 2018
                     File No. 000-55963

    Dear Mr. Qian:

           We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

    Item 1. Business, page 3

        1. Please revise to include disclosure concerning the effect of any Chinese governmental regulations on your proposed business operations in China. In this regard, we note your disclosure that you have a "newly formed, wholly-owned Chinese subsidiary, JS Beauty
           Technology, Ltd." Please refer to Item 101(h)(4)(ix) of Regulation S-K. As a related matter, please revise your disclosure on page 3 that you "have no subsidiaries," to ensure consistency throughout your filing.

    Market Opportunity, page 3

        2. Please provide support for the following statements, or clearly disclose that they are management's opinion or belief:

                  Jade had "export revenue of approximately $23,000,000 in the first quarter of 2018;"
 Faxian Qian
JS Beauty Land Network Technology Inc.
September 13, 2018
Page 2


           "Myanmar exported over 11,000 tons of raw jade, worth approximately $250,000,000 to neighboring markets, especially China;" and

           "The total export value of mineral products from China, including jade, was approximately $865,000,000 in the last year."

Business Model, page 3

    3. We note your disclosure that "members earn back 150% of their investment in the form of daily dividends (up to 1% per day) within a timeline of 200 days," and that your business model is to "achieve a gross profit margin of 12.65% on sales, while returning approximately 75% of revenues to members." Please provide support for these statements, considering that you have yet to commence any operations, and that they are in direct conflict with your risk factor disclosure that you have "no plans to pay dividends."

Target Market, page 3

    4. Please identify the "studies" revealing that 67% of men would like to own jewelry made of precious stones. Please also disclose whether you commissioned these studies for use in this filing.

Company Funding, page 3

    5. We note your disclosure that you intend to undertake to raise approximately $5,000,000 in new investment, exclusively from investors located in China. Please briefly describe the types of investments you plan to offer these investors, including whether you intend to offer debt or equity in public or private offerings. Please also disclose the time period by which you intend to raise this capital.

    6. We note your disclosure that, to date, all of your funding has been provided by unrelated third parties resident in China on a loan basis. In this regard, please file each loan agreement as exhibits to your registration statement. Alternatively, please tell us why you do not believe you are required to file these loan agreements as exhibits. See Item
       15(b) of Form 10 and Item 601(b)(10) of Regulation S-K.

Overview of the Business, page 4

    7. Please expand your disclosure to describe your "innovative membership model that would focus on repeat clientele and collectors."
 Faxian Qian
JS Beauty Land Network Technology Inc.
September 13, 2018
Page 3

Item 1A. Risk Factors

Risks Related to Ownership of the Company's Common Stock

"As a reporting issuer, compliance requirements may make it more difficult . . .." page 7

    8. We note your response to comment 8, and reissue the comment in part. Please remove all references to "Canadian securities laws" and the "Arrangement" from your filing.

Item 2. Financial Information

Overview, page 10

    9. We note your response to comment 4 that you "have amended [y]our disclosure to state that there are no specific mergers or acquisitions currently under consideration;"
       however, you disclose on page 10 that you "ha[ve] under consideration several potential acquisitions that [you] intend to pursue." This disclosure also directly conflicts with your disclosure under the description of your business that you are not currently focused on any mergers or acquisitions. Please revise for consistency.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer L pez-
Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.


                                                             Sincerely,

                                                             /s/ Jennifer L pez
for

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products